February 10, 2010

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Sebastian Gomez Abero
Mary Mast

Re:	AVEO Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-163778

Ladies and Gentlemen:

On behalf of AVEO Pharmaceuticals, Inc. (the “Company”), the Company supplementally advises the Staff (the “Staff”) of the U.S. Securities and Exchange Commission of the following:

1.

Estimated Range. Based on discussions between the Company and the underwriters, the estimated public offering price per share will be between $13.00 and $15.00 per share, after giving effect to a one-for-four reverse stock split to be effected prior to the offering. The Company intends to reflect this estimated price range and the reverse stock split in an amendment to its Registration Statement on Form S-1 (the “Registration Statement”) to be filed before printing preliminary prospectuses and beginning the road show. All numbers set forth herein reflect the foregoing reverse stock split.

2.

Recent Option Grant. The Company has included additional disclosure regarding the February 2, 2010 grant of options to purchase shares of its common stock (the “Recent Option Grant”) in its amendment No. 2 to its Registration Statement as filed on February 8, 2010.

3.

Increase in Fair Market Value Since Recent Option Grant. The fair value of its common stock used for the Recent Option Grant was $12.24. This estimated fair value represents a discount of approximately 12.6% from the midpoint of the expected public offering price range of $14.00 per share. In its next amendment to its Registration Statement, the Company will include the additional disclosure substantially as set forth on Appendix A hereto, which provides a discussion of each significant factor contributing to the difference between the fair value used for the Recent Option Grant and the estimated IPO price.

4.	Beneficial Conversion Feature Related to Convertible Preferred Stock Issued in 2009. The Company advises the Staff that it has evaluated the convertible preferred stock

U.S. Securities and Exchange Commission

February 10, 2010

issued to Biogen Idec and OSI in March and July of 2009, respectively, and has concluded that such issuances did not contain a beneficial conversion feature at the commitment date, based on amounts allocated to the convertible preferred stock and the fair value of its common stock on the date of each issuance. More specifically, the fair value of the Company’s Series E convertible preferred stock in March 2009 and July 2009 was determined to be $11.64 and $11.84 per share, respectively, which is greater than the fair value of the Company’s common stock of $9.28 and $10.04 per share, respectively, on the date of issuance. The Company also notes that, based on the midpoint of the range of $14.00 per share, the estimated fair values of $11.64 and $11.84 determined in March and July 2009 represent a discount of only $2.36, or 17%, and $2.16, or 15%, respectively.

The Company and the underwriters are currently preparing to begin the road show for the offering on or about February 18, 2010. To the extent it is feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.

If you require additional information, please telephone either the undersigned at the telephone number indicated above, or Joshua Fox of this firm at (781) 966-2007.

Sincerely,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

Attachment: Appendix A

cc:	Mr. Tuan Ha-Ngoc

Joseph Vittiglio, Esq.

Steven D. Singer, Esq.

Patrick O’Brien, Esq.

Appendix A

Stock-Based Compensation

On February 9, 2010, we and the underwriters determined the range set forth on the cover page of this prospectus. The midpoint of the range is $14.00 per share as compared to $12.24 per share, which was based on management’s contemporaneous valuation prepared on January 22, 2010, of the estimated fair value of our common stock. The $12.24 was used on February 2, 2010, the date of our most recent grant of stock options. This estimated fair value represents a discount of approximately 12.6% from the midpoint of the range and an increase of 8% from the estimated fair value of our common stock on December 17, 2009. We note that, as is typical in initial public offerings, the range set forth on the cover page of this prospectus was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting this range were prevailing market conditions and estimates of our business potential. In addition to this difference in purpose and methodology, we believe that the difference in value reflected between the midpoint of the range and management’s determination of the estimated fair value of our common stock on January 22, 2010 is primarily the result of the following factors:

•

The contemporaneous valuation we prepared on January 22, 2010 contained multiple scenarios including two IPO scenarios with an aggregate probability of 70% and two sale scenarios. If we had considered only a single scenario with 100% probability and that assumed that the IPO will be completed as of March 31, 2010, the contemporaneous valuation would have resulted in a fair value determination of $14.48 per share.

•

On February 2, 2010, Ironwood Pharmaceuticals completed their initial public offering, which we believe demonstrates a significant improvement in the market for initial public offerings in the U.S. in the biopharmaceutical industry. We note, however, that Ironwood’s initial public offering was completed at $11.25 per share, or a 25% discount from the midpoint of their filing range.

•

Our February 2010 discussions with the underwriters took into account our and the underwriters’ perceptions of significantly increased optimism regarding the market for initial public offerings, and confirmed our and our underwriters’ expectations that we would complete our initial public offering by the end of the first quarter of 2010. As noted above, our January 22, 2010 contemporaneous valuation included a scenario with a 35% probability that the IPO would not be completed until the end of the second quarter of 2010.

•

History has shown that it is reasonable to expect that the completion of an initial public offering will increase the value of stock as a result of the significant increase in the liquidity and ability to trade/sell such securities. However, it is not possible to measure such increase in value with precision or certainty.

Based on the $14.00 midpoint of the range, the intrinsic value of the options granted on February 2, 2010, the last date we granted stock options, was approximately $701,000, all of which related to unvested options. Also based on the $14.00 midpoint of the range, the intrinsic value of outstanding options as of February 2, 2010 was $31.3 million, of which $24.3 million related to vested options and $7.0 million related to unvested options.

There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance, the time to completing an IPO or other liquidity event, and the timing of and probability of successful completion of our clinical trials as well as determinations of the appropriate valuation methods. If we had made different assumptions, our share-based compensation expense, net loss and net loss per share could have been significantly different.